VIA EMAIL

Ms. Susan Block

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	BancPlus Corporation
Registration Statement on Form S-4
Filed February 10, 2020
File No. 333-236022

Acceleration Request
Requested Date: February 14, 2020
Requested Time: 3:00 p.m. Eastern Time

Dear Ms. Block:

BancPlus Corporation (“Registrant”) hereby requests that the United States Securities and Exchange Commission (“Commission”) declare the above-captioned Registration Statement on Form S-4, amended by Amendment No. 2, effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Michael D. Waters (205) 244-5210, or in his absence to Alexandra C. Layfield (225) 248-2030, both at Jones Walker LLP. Please also provide a copy of the Commission’s order declaring the Registration Statement on Form S-4 effective to Mr. Waters via email at mwaters@joneswalker.com and via mail at 420 20th Street South, Suite 1100, Birmingham, Alabama 35203.

Sincerely,

M. Ann Southerland

Chief Financial Officer

BancPlus Corporation

1068 Highland Colony Parkway

Ridgeland, MS 39157

cc:	William A. Ray
Michael D. Waters, Esq.
Alexandra C. Layfield, Esq.

February 12, 2020